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                                                                    EXHIBIT 12.2
                  GATX FINANCIAL CORPORATION AND SUBSIDIARIES

          COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                            Three Months Ended
                                                                March 31,                 Year Ended December 31,
                                                            ------------------   ------------------------------------------
IN MILLIONS, EXCEPT RATIOS                                   2002      2001       2001     2000     1999     1998     1997
                                                            ------     -----     ------   ------   ------   ------   ------
Earnings available for fixed charges:
  Income from continuing operations                          $28.2     $16.1     $ 44.1   $ 59.6   $156.6   $150.6   $127.8
Add (deduct):
  Income tax provision                                        16.7      11.4       14.2     34.9    100.3     98.9     79.7
  Share of affiliates' earnings, net of
   distributions received                                    (12.7)     (9.6)     (22.5)   (43.1)   (41.7)   (24.4)    (1.2)
  Interest on indebtedness and amortization of
   debt discount and expense                                  52.8      62.3      244.5    238.8    173.3    169.4    155.2
  Portion of operating lease expense representative of
   interest factor (deemed to be one-third)                   14.7      15.7       63.8     58.4     50.0     43.8     40.4
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Total earnings available for fixed charges                   $99.7     $95.9     $344.1   $348.6   $438.5   $438.3   $401.9
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Fixed charges:
  Interest on indebtedness and amortization of
   debt discount and expense                                 $52.8     $62.3      244.5    238.8    173.3   $169.4   $155.2
  Capitalized interest                                         3.9       3.5       14.4     10.4      4.3      2.0      1.4
  Portion of operating lease expense representative of
   interest factor (deemed to be one-third)                   14.7      15.7       63.8     58.4     50.0     43.8     40.4
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Combined fixed charges and preferred stock dividends         $71.4     $81.5     $322.7   $307.6   $227.6   $215.2   $197.0
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Ratio of earnings to combined fixed charges and
  preferred stock dividends (A)                               1.40x     1.18x      1.07x    1.13x    1.93x    2.04x    2.04x

(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest onoutstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

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